Exhibit (a)(5)(D)

Adobe Contacts Holly Campbell, Public Relations 408-536-6401 campbell@adobe.com Mike Saviage, Investor Relations 408-536-4416 ir@adobe.com

FOR IMMEDIATE RELEASE

Adobe Granted Early Termination of Hart-Scott-Rodino Waiting Period for Omniture Tender Offer

SAN JOSE, Calif. — Oct. 6, 2009 — Adobe Systems Incorporated (Nasdaq:ADBE) today announced that it has been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with its previously announced tender offer for all outstanding shares of Omniture, Inc. (Nasdaq:OMTR) at a price of $21.50 per share, net to the seller in cash, without interest, commenced by Snowbird Acquisition Corporation, a wholly owned subsidiary of Adobe (the “Offer”).

Accordingly, the condition to the Offer that any waiting period or clearance, consent or approval under the HSR Act shall have expired, been terminated or be obtained has been satisfied.  The Offer continues to be conditioned upon the other conditions described in the offer to purchase, the related letter of transmittal and other tender offer materials that Snowbird Acquisition Corporation filed with the Securities and Exchange Commission on Sept. 24, 2009, as amended.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock are only being made pursuant to a tender offer statement on Schedule TO, including the Offer to Purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe, previously filed with the Securities and Exchange Commission. In addition, Omniture previously filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Omniture stockholders are able to obtain the tender statement on Schedule TO, the Offer to Purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the Information Agent named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.

About Adobe Systems Incorporated

Adobe revolutionizes how the world engages with ideas and information – anytime, anywhere and through any medium. For more information, visit www.adobe.com.

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